Novell, Inc.
404 Wyman Street
Waltham, MA 02451

October 18, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark P. Shuman Division of Corporation Finance
Re:	Novell, Inc. (Registration No. 333-119281)

Ladies and Gentlemen:

        In connection with Post-Effective Amendment No. 5 to the Registration Statement on Form S-3 (Registration No. 333-119281) of Novell, Inc. (the "Company"), the Company acknowledges that:

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should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOVELL, INC.
By:	/s/ JAY REILLY Jay Reilly Assistant Secretary